UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33269

CHINA HEALTHCARE ACQUISITION CORP

(Exact name of registrant as specified in its charter)

1233 Encino Drive, Pasadena, CA 91108 (626) 568-9924

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.0001 per share;
Common Stock Purchase Warrants;
Units consisting of one share of Common Stock and two warrants;

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rulel2g-4(a)(1)	☐
Rulel2g-4(a)(2)	☐
Rulel2h-3(b)(l)(i)	☒
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:
Common Stock - 8 holders of record
Common Stock Purchase Warrants - 2 holders of record
Units consisting of one share of Common Stock and two Warrants - 0 - holders of record

Pursuant to the requirements of the Securities Exchange Act of 1934 China Healthcare Acquisition Corp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 13, 2009	By:	/s/ Alwin Tan
Alwin Tan
President and Chief Executive Officer